UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 29, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b)

This Report on Form 6-K contains a copy of the following press release:

-                                           KPN starts proceedings against Dutch State regarding discriminatory regulation, dated 29 June 2006.

Press release

KPN starts proceedings against Dutch State regarding discriminatory regulation	Date 29 June 2006 Number 048pe

KPN will today seek a preliminary injunction against the Dutch State. In addition it is lodging a complaint against cable operators with both NMa (Dutch Competition Authority) and OPTA (Independent Post and Telecommunications Authority). KPN is demanding that the government immediately stops the unequal regulation of the cable sector and telecom sector.

In the past, cable and telecom used to be separate sectors, both in terms of markets addressed as well as services offered. Cable offered TV whereas telecom provided phone calls and internet. Technological developments in recent years mean they can now both offer the same total package (for phone calls, internet and TV). This has turned cable and telecom companies into fierce competitors.

However, these developments have not resulted in amendments to rules and regulations and an equal regulatory treatment of both sectors. As the largest telecom provider, KPN is subject to a complex web of rules and regulations, is under an obligation to provide access to competitors and is closely scrutinized. The cable sector, by contrast, has never been regulated. The result is rising prices, no access to cable networks for competing providers and a halt to innovation. If cable companies wish to offer new services (internet, telephony and digital TV), it is their analogue TV customers that end up paying for them.

The imbalance in regulation means that KPN is seriously constrained from taking full part in the fierce competition between traditional and new providers in the telephony market. And KPN’s hands are not just tied in the telephony market; its attempts to challenge the cable companies’ monopoly in the TV market are severely hampered by outdated regulations. At the same time, the supervision of the cable sector is a failure. This sector is using cross-subsidies (between TV and new services like telephony) and selective price dumping to foreclose the upcoming digital TV market for KPN and other telecom providers.

This unfair treatment will have serious consequences. It is common knowledge that turnover and profit margins in KPN’s fixed networks are steadily declining. KPN is losing thousands of traditional phone line customers to cable companies every month.

KPN has raised this issue with various government departments over a long period, urging them to fundamentally review the now out-dated regulatory framework. KPN has repeatedly pointed to the speed of technological innovation and the arrival of new competitors such as Skype, MSN and Google. KPN also points to developments elsewhere, such as in the UK, where the national regulatory authority for telecom has largely withdrawn from regulating telephony for end users. The European Commission has also come to realize that there is room for deregulation of a large number of consumer markets. Despite all this, the authorities in the Netherlands stick to out-dated regulation.

This is why KPN is being forced to seek recourse through the courts and is lodging complaints with both NMa and OPTA. Because the fragmented administrative proceedings will not lead to a speedy stop to unequal treatment, KPN is also seeking a preliminary injunction aimed at putting an immediate end to this unequal treatment.

KPN warmly welcomes free competition. Next year, KPN will start large scale investments in its All IP network, which involves laying glass fiber to all the street cabinets in 28,000 residential areas in the Netherlands. KPN will share this new infrastructure with its competitors, whether or not regulation obliges to do so by the regulator. KPN will, however, use all available means to fight discrimination against KPN by the government in comparison with the cable sector.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 3, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel